UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Amendment No. 4

Under the Securities Exchange Act of 1934

Tallgrass Energy, LP

(Name of Issuer)

Class A shares

(Title of Class of Securities)

874696 107

(CUSIP Number)

Laura L. Tyson

General Counsel

2229 San Felipe, Suite 1300, Houston, Texas 77019

Telephone: (713) 579-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874696 107

1	NAMES OF REPORTING PERSONS Tallgrass Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 46,386,232 Class A shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 46,386,232 Class A shares*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,386,232 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.88%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

*

Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the reporting person directly owns 46,386,232 Class B shares representing limited partner interests in the Issuer (the “Class B shares”) and 46,386,232 units representing membership interests (the “Tallgrass Equity Units”) in Tallgrass Equity, LLC (“Tallgrass Equity”), which are exchangeable together for a corresponding number of Class A shares, pursuant to the partnership agreement described below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 2, 3, 4 and 5.

**

Based on the total number of Class A shares (156,353,761) issued and outstanding as of January 30, 2019, which is the date on which the Purchase Agreement (as defined in Item 4) was executed, and assuming the outstanding Class B shares (46,386,232) and a corresponding number of Tallgrass Equity Units held by the reporting person were exchanged for newly-issued Class A shares on a one-for-one basis, for a combined total of 202,739,993 Class A shares. This calculation does not include the 77,501,661 Class B shares held by other holders, which may be exchanged with a corresponding number of Tallgrass Equity Units at the option of such holders for newly-issued Class A shares. Assuming the conversion of all such Class B shares, the reporting person’s beneficial ownership would represent approximately 16.55% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share.

CUSIP No. 874696 107

1	NAMES OF REPORTING PERSONS EMG Fund II Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 46,386,232 Class A shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 46,386,232 Class A shares*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,386,232 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.88%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*

Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the designated manager of Tallgrass Holdings, LLC (“Tallgrass Holdings”). Tallgrass Holdings directly owns 46,386,232 Class B shares and 46,386,232 Tallgrass Equity Units, which are exchangeable together for a corresponding number of Class A shares pursuant to the partnership agreement described below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed except to the extent of its indirect pecuniary interest therein. See Items 2, 3, 4 and 5.

**

Based on the total number of Class A shares (156,353,761) issued and outstanding as of January 30, 2019, which is the date on which the Purchase Agreement (as defined in Item 4) was executed, and assuming the outstanding Class B shares (46,386,232) and a corresponding number of Tallgrass Equity Units held by Tallgrass Holdings were exchanged for newly-issued Class A shares on a one-for-one basis, for a combined total of 202,739,993 Class A shares. This calculation does not include the 77,501,661 Class B shares held by other holders, which may be exchanged with a corresponding number of Tallgrass Equity Units at the option of such holders for newly-issued Class A shares. Assuming the conversion of all such Class B shares, the reporting person’s may be deemed to beneficially own approximately 16.55% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share. The reporting person disclaims beneficial ownership of the interests held by Tallgrass Holdings except to the extent of its indirect pecuniary interest therein.

CUSIP No. 874696 107

1	NAMES OF REPORTING PERSONS EMG Fund II Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 46,386,232 Class A shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 46,386,232 Class A shares*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,386,232 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.88%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

*

Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the general partner of the designated manager of Tallgrass Holdings. Tallgrass Holdings directly owns 46,386,232 Class B shares and 46,386,232 Tallgrass Equity Units, which are exchangeable together for a corresponding number of Class A shares pursuant to the partnership agreement described below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed except to the extent of its indirect pecuniary interest therein. See Items 2, 3, 4 and 5.

**

Based on the total number of Class A shares (156,353,761) issued and outstanding as of January 30, 2019, which is the date on which the Purchase Agreement (as defined in Item 4) was executed, and assuming the outstanding Class B shares (46,386,232) and a corresponding number of Tallgrass Equity Units held by Tallgrass Holdings were exchanged for newly-issued Class A shares on a one-for-one basis, for a combined total of 202,739,993 Class A shares. This calculation does not include the 77,501,661 Class B shares held by other holders, which may be exchanged with a corresponding number of Tallgrass Equity Units at the option of such holders for newly-issued Class A shares. Assuming the conversion of all such Class B shares, the reporting person’s may be deemed to beneficially own approximately 16.55% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share. The reporting person disclaims beneficial ownership of the interests held by Tallgrass Holdings except to the extent of its indirect pecuniary interest therein.

CUSIP No. 874696 107

1	NAMES OF REPORTING PERSONS John T. Raymond
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 46,833,283 Class A shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 46,833,283 Class A shares*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,833,283 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.05%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*

447,051 Class A shares are owned by the reporting person directly. Beneficial ownership of the remaining 46,386,232 Class A shares referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of his status as the sole member of the general partner of the designated manager of Tallgrass Holdings. Tallgrass Holdings directly owns 46,386,232 Class B shares and 46,386,232 Tallgrass Equity Units, which are exchangeable together for a corresponding number of Class A shares pursuant to the partnership agreement described below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed except to the extent of the reporting person’s indirect pecuniary interest therein. See Items 3, 4 and 5.

**

Based on the total number of Class A shares (156,353,761) issued and outstanding as of January 30, 2019, which is the date on which the Purchase Agreement (as defined in Item 4) was executed, and assuming the outstanding Class B shares (46,386,232) and a corresponding number of Class B shares held by Tallgrass Holdings were exchanged for newly-issued Class A shares on a one-for-one basis, for a combined total of 202,739,993 Class A shares. This calculation does not include the 77,501,661 Class B shares held by other holders, which may be exchanged with a corresponding number of Tallgrass Equity Units at the option of such holders for newly-issued Class A shares. Assuming the conversion of all such Class B shares, the reporting person may be deemed to beneficially own approximately 16.71% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share. The reporting person disclaims beneficial ownership of the interests held by Tallgrass Holdings except to the extent of his indirect pecuniary interest therein.

Amendment No. 4 to Schedule 13D

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) is filed by the Reporting Persons as an amendment to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on May 22, 2015, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on November 25, 2016, Amendment No. 2 to Schedule 13D filed with the Commission on February 16, 2018 and Amendment No. 3 to Schedule 13D filed with the Commission on July 3, 2018 (the “Amended Schedule 13D,” as amended, this “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Amended Schedule 13D. Only those items of the Schedule 13D that are being amended hereby are included herein.

Item 2.	Identity and Background.

The last paragraph of Item 2(a) is hereby amended and restated in its entirety as follows:

Certain information required by this Item 2 concerning each director and/or executive officer, as applicable, of each of the Reporting Persons (collectively, the “Covered Individuals”) is set forth on Schedule A, attached hereto, which is incorporated into this Item 2 by reference.

Item 2(c) is hereby amended and restated in its entirety as follows:

(c) The name and present principal occupation of each Covered Individual is set forth on Schedule A and is incorporated by reference in this Item 2. The principal business address of each of the Covered Individuals is set forth on Schedule A.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following after the last paragraph:

On November 1, 2018, Mr. Raymond acquired with personal funds beneficial ownership of 12,051 Class A shares through open market purchases at prices ranging from $21.21 to $21.25 per share.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following after the first paragraph:

On January 30, 2019, Tallgrass Holdings entered into a Purchase Agreement (the “Purchase Agreement”) with Holdings and the other seller parties named therein (collectively the “Sellers”), Prairie GP Acquiror LLC, a Delaware limited liability company (“GP Acquiror”), Prairie ECI Acquiror LP, a Delaware limited partnership (“Up-C Acquiror 1”), Prairie VCOC Acquiror LP, a Delaware limited partnership (“Up-C Acquiror 2” and together with Up-C Acquiror 1, “Up-C Acquirors”), and Prairie Non-ECI Acquiror LP, a Delaware limited partnership (“Class A Acquiror”, and together with GP Acquiror and Up-C Acquirors, the “Blackstone Acquirors”), and David G. Dehaemers, Jr., John T. Raymond and Frank J. Loverro, as Seller Representatives, pursuant to which the Blackstone Acquirors agreed to purchase the Subject Interests (as defined below) from the Sellers for an aggregate purchase price of $3,272,860,010 (the “Subject Interests Acquisition”).

Upon the terms and subject to the conditions set forth in the Purchase Agreement, (a) Tallgrass KC, LLC will transfer to certain members of management an aggregate of 2,417,598 Tallgrass Equity Units and a corresponding number of Class B Shares, which will continued to be owned by such members of management following the closing of the Subject Interests Acquisition, (b) following such transfer by Tallgrass KC, LLC, (i) GP Acquiror will purchase from Holdings 100% of the outstanding membership interests (the “GP Interests”) in the General Partner, (ii) Up-C Acquirors will purchase from certain Sellers (the “Sponsors”) and David G. Dehaemers, Jr. Revocable Trust an aggregate of 121,470,296 Tallgrass Equity Units and a corresponding number of Class B shares (collectively, the “Up-C Interests”), a portion of which may be exchanged for Class A shares by certain of the Sponsors immediately following the transfer by Tallgrass KC, LLC described above and, following such exchange, purchased by Class A Acquiror instead of Up-C Acquirors, and (iii) Class A Acquiror will purchase from David G.

Dehaemers, Jr. Revocable Trust and William R. Moler Revocable Trust an aggregate of 3,210,085 Class A shares (in addition to any Class A shares into which Up-C Interests are exchanged prior to the purchase thereof by Up-C Acquirors) (collectively, and together with the GP Interests and the Up-C Interests, the “Subject Interests”), and (c) immediately thereafter, Holdings will distribute 100% of the consideration received by Holdings for the GP Interests to its members in accordance with the Second Amended and Restated Limited Liability Company Agreement of Holdings. The other holders of outstanding Tallgrass Equity Units and Class B shares not named as Sellers in the Purchase Agreement will have the opportunity, prior to the closing of the Subject Interests Acquisition, to join as parties to the Purchase Agreement and, pursuant thereto, to sell the Tallgrass Equity Units and Class B shares owned by them on the same terms and subject to the same conditions as set forth in the Purchase Agreement with respect to the Sellers. Such other holders hold an aggregate of 1,076,195 Tallgrass Equity Units and a corresponding number of Class B shares. If any of such other holders of outstanding Tallgrass Equity Units and Class B Shares elect not to join as parties to the Purchase Agreement, the aggregate purchase price payable in the Subject Interests Acquisition will be reduced accordingly.

Pursuant to the terms of the Purchase Agreement, until the closing of the Subject Interests Acquisition or the termination of the Purchase Agreement, the Sellers and their representatives agree not to enter into a transaction with any third party involving the disposition of the Subject Interests, except for the Subject Interests Acquisition. Additionally, the Purchase Agreement contemplates certain potential changes to the directors of the Issuer, the General Partner, Tallgrass Equity and their respective subsidiaries, which would be effective as of the closing of the Subject Interests Acquisition, as well as certain changes to the employment and compensation arrangements for certain officers of the Issuer, the General Partner, Tallgrass Equity and their respective subsidiaries, which would become effective following the closing of the Subject Interests Acquisition.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is attached to this Amendment No. 4 as Exhibit 9, and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) Tallgrass Holdings does not directly own any Class A shares. Tallgrass Holdings owns 46,386,232 Class B shares, which are exchangeable, with a corresponding number of Tallgrass Equity Units, for an equivalent number of Class A shares. Therefore, Tallgrass Holdings may be deemed to beneficially own 46,386,232 Class A shares. Based on there being 156,353,761 Class A shares outstanding as of January 30, 2019, which is the date on which the Purchase Agreement was executed, and assuming the 46,386,232 Class B shares and corresponding number of Tallgrass Equity Units held by Tallgrass Holdings are all exchanged for Class A shares pursuant to the Exchange Right, Tallgrass Holdings would directly own approximately 22.88% of the Class A shares. This calculation does not include the 77,501,661 Class B shares held by other holders, which may be exchanged with a corresponding number of Tallgrass Equity Units at the option of the holder for newly-issued Class A shares. Assuming the conversion of all such Class B shares, Tallgrass Holdings would directly own approximately 16.55% of the Class A shares.

EMG LP does not directly own any Class A shares. As the designated manager of Tallgrass Holdings, EMG LP may be deemed to beneficially own the 46,386,232 Class B shares held of record by Tallgrass Holdings, which are exchangeable, with a corresponding number of Tallgrass Equity Units, for an equivalent number of Class A shares. Based on there being 156,353,761 Class A shares outstanding as of January 30, 2019, which is the date on which the Purchase Agreement was executed, and assuming the 46,386,232 Class B shares and corresponding number of Tallgrass Equity Units held by Tallgrass Holdings are all exchanged for Class A shares pursuant to the Exchange Right, EMG LP may be deemed to beneficially own approximately 22.88% of the Class A shares. This calculation does not include the 77,501,661 Class B shares held by other holders, which may be exchanged with a corresponding number of Tallgrass Equity Units at the option of the holder for newly-issued Class A shares. Assuming the conversion of all such Class B shares, EMG LP may be deemed to beneficially own approximately 16.55% of the Class A shares.

EMG GP does not directly own any Class A shares. As the general partner of EMG LP, the designated manager of Tallgrass Holdings, EMG GP may be deemed to beneficially own the 46,386,232 Class B shares held of record by Tallgrass Holdings, which are exchangeable, with a corresponding number of Tallgrass Equity Units, for an equivalent number of Class A shares. Based on there being 156,353,761 Class A shares outstanding as of January 30, 2019, which is the date on which the Purchase Agreement was executed, and assuming the 46,386,232 Class B shares and corresponding number of Tallgrass Equity Units held by Tallgrass Holdings are all exchanged for Class A shares pursuant to the Exchange Right, EMG GP may be deemed to beneficially own approximately 22.88% of the Class A shares. This calculation does not include the 77,501,661 Class B shares held by other holders, which may be exchanged with a corresponding number of Tallgrass Equity Units at the option of the holder for newly-issued Class A shares. Assuming the conversion of all such Class B shares, EMG GP may be deemed to beneficially own approximately 16.55% of the Class A shares.

John T. Raymond directly owns 447,051 Class A shares, and as the sole member of the general partner of the manager of Tallgrass Holdings, Mr. Raymond may be deemed to beneficially own the 46,386,232 Class B shares held of record by Tallgrass Holdings, which are exchangeable, with a corresponding number of Tallgrass Equity Units, for an equivalent number of Class A shares. Based on there being 156,353,761 Class A shares outstanding as of January 30, 2019, which is the date on which the Purchase Agreement was executed, and assuming the 46,386,232 Class B shares and corresponding number of Tallgrass Equity Units held by Tallgrass Holdings are all exchanged for Class A shares pursuant to the Exchange Right, Mr. Raymond may be deemed to beneficially own approximately 23.05% of the Class A shares. This calculation does not include the 77,501,661 Class B shares held by other holders, which may be exchanged with a corresponding number of Tallgrass Equity Units at the option of such holders for newly-issued Class A shares. Assuming the conversion of all such Class B shares, Mr. Raymond may be deemed to beneficially own approximately 16.71% of the Class A shares.

In addition, as of the date of this Schedule 13D, certain of the Covered Individuals beneficially own the number and percentage of Class A shares set forth in the following table:

Name	Class A Shares Beneficially Owned		Percentage of Class Beneficially Owned
John T. Raymond	46,833,283	**	23.05	%***
John G. Calvert				*
Nolen Taylor				*
Christopher Bajec				*
Laura L. Tyson				*
Neal Dickson				*

*	Less than 1% of the class beneficially owned.
**

447,051 Class A shares are owned by the reporting person directly. Beneficial ownership of the remaining 46,386,232 Class A shares referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of his status as the sole member of EMG GP, the general partner of EMG LP, the designated manager of Tallgrass Holdings. Tallgrass Holdings directly owns 46,386,232 Class B shares and 46,386,232 Tallgrass Equity Units, which are exchangeable together for a corresponding number of Class A shares pursuant to the partnership agreement described below.

***

Based on the total number of Class A shares (156,353,761) issued and outstanding as of January 30, 2019, which is the date on which the Purchase Agreement was executed, and assuming the outstanding Class B shares (46,386,232) and corresponding number of Tallgrass Equity Units held by Tallgrass Holdings were exchanged for newly-issued Class A shares on a one-for-one basis, for a combined total of 202,739,993 Class A shares. This calculation does not include the 77,501,661 Class B shares held by other holders, which may be exchanged with a corresponding number of Tallgrass Equity Units at the option of such holders for newly-issued Class A shares. Assuming the conversion of all such Tallgrass Equity Units, the reporting person may be deemed to beneficially own approximately 16.71% of the Class A shares. The reporting person disclaims beneficial ownership of the interests held by Tallgrass Holdings except to the extent of his indirect pecuniary interest therein.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons (other than by Mr. Raymond, solely with respect to his direct holdings of the Class A shares) that it is the beneficial owner of any of the Class A shares referred to herein for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person (other than by Mr. Raymond, solely with respect to his direct holdings of the Class A shares) except to the extent of such Reporting Person’s indirect pecuniary interest, if any, in the Class A shares.

(b) The information set forth in Items 7 through 11 of the cover pages hereto are incorporated herein by reference. To the Reporting Persons’ knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and sole dispositive power with respect to all of the Class A shares beneficially reported for such Covered Individual in the table in Item 5(a).

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons or Covered Individuals has effected any transactions in Class A shares in the past 60 days.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A shares of the Issuer that may be deemed to be beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals. Tallgrass Holdings is not entitled to any distributions on the Class B shares it currently holds.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented to include the following exhibit:

Exhibit 9	Purchase Agreement, dated January 30, 2019, by and among Tallgrass Energy Holdings, LLC, Tallgrass Holdings, LLC, KIA VIII (Rubicon), L.P., KEP VI AIV (Rubicon), LLC, Tallgrass KC, LLC, William R. Moler Revocable Trust, David G. Dehaemers, Jr. Revocable Trust, Prairie GP Acquiror LLC, Prairie ECI Acquiror LP, Prairie VCOC Acquiror LP, Prairie Non-ECI Acquiror LP, and David G. Dehaemers, Jr., John T. Raymond and Frank J. Loverro, as Seller Representatives.

[Signatures Follow]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 1, 2019.

Tallgrass Holdings, LLC

By:	EMG Fund II Management, LP, its manager

By:	EMG Fund II Management, LLC,
its general partner

By:	/s/ John T. Raymond
John T. Raymond
Chief Executive Officer

EMG Fund II Management, LP

By:	EMG Fund II Management, LLC,
its general partner

By:	/s/ John T. Raymond
John T. Raymond
Chief Executive Officer

EMG Fund II Management, LLC

By:	/s/ John T. Raymond
John T. Raymond
Chief Executive Officer

/s/ John T. Raymond
John T. Raymond

Signature Page to Amendment No. 4 to Schedule 13D for Tallgrass Energy, LP

SCHEDULE A

Information about the Reporting Persons

The names and titles and principal occupations of the directors and officers of EMG GP are set forth below. Tallgrass Holdings has no officers or directors and is managed by EMG LP. EMG LP has no officers or directors and is managed by its general partner, EMG GP, which has the directors and officers set forth below, and John T. Raymond is the sole member of EMG GP. The business address of each of the directors and officers listed below is 2229 San Felipe, Suite 1300, Houston, Texas, 77019. The principal business of Tallgrass Holdings is to invest in TEP and Holdings.

Name	Title	Principal Occupation

John T. Raymond	Chief Executive Officer	Managing Partner and Chief Executive Officer of the family of funds managed by The Energy & Minerals Group

John G. Calvert	President	Chief Operating Officer of the family of funds managed by The Energy & Minerals Group

Timothy Nolen Taylor	Chief Financial Officer	Chief Financial Officer of the family of funds managed by The Energy & Minerals Group

Christopher Bajec	Tax Director	Tax Director of the family of funds managed by The Energy & Minerals Group

Laura L. Tyson	General Counsel, Chief Operating Officer and Secretary	General Counsel, Chief Operating Officer and Secretary of the family of funds managed by The Energy & Minerals Group

Neal Dickson	Chief Compliance Officer	Chief Compliance Officer of the family of funds managed by The Energy & Minerals Group